Filed pursuant to Rule
424(b)(3)

File No. 333-284097
OAKTREE STRATEGIC CREDIT FUND
SUPPLEMENT NO. 4 DATED MAY 21, 2025
TO THE PROSPECTUS DATED JANUARY 14, 2025
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Strategic Credit Fund (“we,” “our” or the “Company”), dated January 14, 2025 (as supplemented to date, the “Prospectus”). The Prospectus has been filed with the U.S. Securities and Exchange Commission and is available free of charge at www.sec.gov. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to amend certain disclosures appearing in the Prospectus with respect to the terms of our: (i) Class T Shares and (ii) Share Repurchase Program. We are also amending the suitability standards applicable to investors resident in New Mexico.
Class T Changes
Effective as of May 21, 2025, Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed (paid) by the Distribution Manager to participating brokers.
Accordingly, in the case of Class
 T shares, if you invest $100 in our Class
 T shares and pay the maximum upfront sales load, approximately $96.50 of your investment will actually be available to us for investment in portfolio companies before deducting offering expenses.
 In connection therewith we are making the following Prospectus disclosure changes.
Prospectus Cover Page Amendments:
Footnote (1), the second sentence, of the Prospectus cover page is hereby replaced with the following: Class T shares are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers.
The first two sentences of Footnote (2) of the Prospectus cover page are hereby replaced as follows:
No upfront sales load will be paid to us or our distribution manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. In the case of Class T shares, such shares will be sold at NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%.
Prospectus Summary Amendments:
The following question and the first paragraph thereunder beginning on page 10 of the Prospectus under “Prospectus Summary” is hereby replaced as follows:

Q:	What is the difference between the Class T, Class S, Class D and Class I Common Shares being offered?

A:
We are offering to the public four classes of Common Shares: Class T, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees, which are similar to sales commissions. In addition, Class T shares are subject to an upfront sales load charged by Brookfield Oaktree Wealth Solutions LLC (the “Distribution Manager”) and Class S shares, Class D shares and Class I shares are not subject to such a load although if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class T, Class S, Class D and Class I shares.
The following question and the first paragraph thereunder under “Prospectus Summary” beginning on page 18 of the Prospectus is hereby replaced as follows:

Q:	What are the offering and servicing costs?

A:
No upfront sales load will be paid to us or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be paid to the Distribution Manager and reallowed (paid) to participating brokers. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

Fees and Expenses Table Amendments
:
Footnote (1) to the “Fees and Expenses” table on page 23 of the Prospectus is hereby replaced as follows:

(1)
No upfront sales load will be paid to the Fund or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be paid to the Distribution Manager and reallowed (paid) to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.

The first paragraph of “Example” under “Fees and Expenses” and the Class T example thereunder beginning on page 25 of the Prospectus is hereby replaced as follows:
Example:
We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that: (1) our annual operating expenses and offering expenses remain at the levels set forth in the table above, (2) the annual return before fees and expenses is 5.0%, (3) the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and (4) except as otherwise indicated, your financial intermediary does not directly charge you transaction or other fees. Please note that if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. Please also note that if you buy Class T shares the Distribution Manager may impose an upfront sales load of up to 3.5% on NAV that will be added to the price you pay for such class. Payment of such fees or commissions by you would increase your cost of owning the applicable class.

Class T shares
Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	$72	$214	$351	$674
You would pay the following expenses on an $1,000 investment, assuming a 5.0% annual return from net investment income and payment of the maximum upfront sales load:	$107	$249	$386	$709
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	$78	$230	$376	$714
Use of Proceeds Amendments:
The following table under “Use of
Proceeds
” on page 84 of the Prospectus and the related footnotes are hereby replaced as follows:
The following table presents information regarding the use of proceeds raised in this offering with respect to Class T shares.

	Maximum Offering of $1,250,000,000 in Class T Shares
Gross Proceeds (1)	$1,250,000,000	100%
Upfront Sales Load (2)	$43,750,000	3.50%
Offering Expenses (3)	$2,500,000	0.20%
Net Proceeds Available for Investment	$1,247,500,000	96.30%

(1)
We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.

(2)
No upfront sales load will be paid to the Fund or the Distribution Manager with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. In the case of Class T shares, such shares will be sold at NAV per share for such class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and reallowed (paid) by the Distribution Manager to participating brokers. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Distribution Manager, subject to FINRA limitations on underwriting compensation: (a) for Class T shares and Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class T shares and Class S shares, respectively, and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The Distribution Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. All or a portion of the shareholder servicing and/or distribution fee may be used to pay for sub-transfer
agency,
sub-accounting
and certain other administrative services. The Fund also may pay for these sub-transfer
agency,
sub-accounting
and certain other administrative services outside of the shareholder servicing and/or distribution fees and its Distribution and Servicing Plan. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. We will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the Distribution Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Distribution Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class T shares, Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the applicable Class T shares, Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class T shares, Class S or Class D shares. See “Plan of Distribution.”
Description of our Shares Amendments:
The first paragraph under “Description of our Shares – Common Shares—Class T Shares” on page 205 of the Prospectus is hereby replaced as follow:
Class T Shares
Class T shares will be offered on a monthly basis at a price per share equal to the NAV per share for such Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the
shares and will be reallowed (paid) by the Distribution Manager to participating brokers.
Plan of Distribution Amendments:
“Plan of Distribution – Purchase Price” is hereby replaced as follows:
Purchase Price
Our Class S shares, Class D shares and Class I shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value.” Our Class T shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value” plus an upfront sales load of up Class plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed
(paid) by the Distribution Manager to participating brokers . Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
“Plan of Distribution – Underwriting Compensation – Upfront Sales Loads” is hereby replaced as follows:
Upfront Sales Loads
Our Class T shares are sold at the then-current NAV per share, as described in “Determination of Net Asset Value” plus an upfront sales load of up to 3.5% of NAV per share that will be included in the offering price for the shares and will be reallowed (paid) by the Distribution Manager to participating brokers. No upfront sales load will be paid with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and a 3.5% cap on NAV for Class S shares. For Class T shares, the 3.5% of NAV upfront sales load may include up to a maximum of 1.50% of NAV payable as a dealer fee, in which case a maximum of 2.00% of NAV would be payable as a selling commission. To the extent the dealer fee applicable to a sale of Class T shares is lower than 1.50%, the maximum amount payable as a selling commission would be correspondingly higher, subject to the total maximum upfront sales load of 3.50%. Selling agents will not charge such fees on Class I shares.
Share Repurchase Program Changes
The following paragraphs are hereby included under “Share Repurchase Program” immediately following the eleventh paragraph thereof:
In addition, if during any consecutive eight quarter period (each, a “2LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends to recommend that our Board approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on
investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during such 2LTM Repurchase Period have been fully accepted.
If, during any 2LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the investment adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred.
New Mexico Investors
The “Suitability Standards” applicable to residents of New Mexico are hereby replaced as follows. “Appendix
A-Form
of Subscription Agreement” is similarly revised:
New Mexico
—In addition to the general suitability standards listed above in the introductory paragraph of this section preceding this list, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded
business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. Investors who are accredited investors as defined in Rule 501(a) of Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.